UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2026
Commission File Number: 001-35783

Alamos Gold Inc.
(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 3910
Toronto, Ontario, Canada
M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐           Form 40-F  ☒

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1
Press release: Alamos Gold Extends High-Grade Mineralization Across Multiple Targets within the Island Gold District which Represent Upside as Potential Sources of Additional Higher-Grade Mill Feed, June 22, 2026

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alamos Gold Inc.
Date: June 22, 2026
	By:	/s/ Scott K. Parsons
	Name:	Scott K. Parsons
	Title:	Senior Vice President, Corporate Development & Investor Relations